UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Banco Bradesco S.A.

Calendar of Corporate Events - 2006

Information on the Company

Company Name	Banco Bradesco S.A.

Corporate Head Office Address	Cidade de Deus, Vila Yara, Osasco, SP

Internet Address	www.bradesco.com.br

Investor Relations Officer	name: Milton Almicar Silva Vargas e-mail: 4000.diretoria@bradesco.com.br telephone: (0xx11) 3681-4011 fax: (0xx11) 3684-4630

Investor Relations Contact	name: Jean Philippe Leroy e-mail: 4823.jean@bradesco.com.br telephone: (0xx11) 2178-6229 fax: (0xx11) 2178-6215

Newspapers in which the corporate acts are published	Diário Oficial do Estado de São Paulo and Diário do Comércio, both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the year ended on 12.31.2005
Event	Date
Forwarding to BOVESPA (São Paulo Stock Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Stock Exchange), LATIBEX (Latin- American Market) and making available to Stockholders (Site)	02.22.2006
Publication	03.07.2006

Standardized Financial Statements (DFP), related to the year ended on 12.31.2005
Event	Date
Forwarding to BOVESPA, CVM and making available to Stockholders (Site)	02.22.2006

Banco Bradesco S.A.

Calendar of Corporate Events - 2006

.2.

Profit in the allocation of net income concerning the fiscal year ended on December 31, 2005

	Event/ Base-Date		Value in R$ per common stock	Value in R$ per preferred stock	Payment dates

Profit		Amount in R$

	RECAs: 1.3, 2.1, 3.1, 4.1, 5.2, 6.1, 7.1, 8.1 and 9.1.2005	339,554,458.79			2.1, 3.1, 4.1,
					5.2, 6.1, 7.1,
			0.057000	0.062700	8.1, 9.1, 10.3,
					11.1 and
					12.1.2005

Monthly Interests	RECA 9.20.2005 - System for Monthly Interests on Own Capital
On Own Capital

			0.0285000 *	0.0313500 *	01.02.2006

Intermediary
Interests on Own
Capital 1st	RECA 06.29.2005	293,706,480.66	0.57000	0.62700	07.20.2005
half/2005

Complementary
Interests on Own	RECA 11.11.2005	903,739,060.55	1.755955872	1.931551459	04.28.2006
Capital of fiscal
year 2005

Dividends	RECA 03.06.2006	344,000,000.00	0.334530926	0.367984019	06.30.2006

Obs.: * The amount adjusted due to the stock bonus 100% approved at the Special Stockholders’ Meeting as of 11.11.2005.
Dividends / Interest on own capital related to 2005 was not be proposed to the Annual Stockholders’ Meeting, to be held on March 27th , 2006, since they have already been declared / paid.

Annual Information (IAN), related to the year ended on 12.31.2005
Event	Date
Forwarding to BOVESPA, CVM and making available to stockholders (Site)	04.27.2006

Consolidated Annual Financial Statements, according to the US GAAP, related to the year ended on 12.31.2005
Event	Date
Forwarding to BOVESPA, CVM, SEC, NYSE, LATIBEX and making available to Stockholders (Site)	06.30.2006

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Banco Bradesco S.A.

Calendar of Corporate Events - 2006

.3.

Semestral Financial Statements and Consolidated Financial Statements related to the 1st semester, 2006
Event	Date
Forwarding to BOVESPA, CVM and making available to Stockholders (Site)	08.07.2006
Publication	08.09.2006

Quarterly Report (ITR)
Event	Date
Forwarding to BOVESPA, CVM and making available to Stockholders (Site) Relating to 1st quarter/2006	05.08.2006
Relating to 2nd quarter/2006	08.07.2006
Relating to 3rd quarter/2006	11.06.2006

Quarterly Consolidated Financial Statements in English and Spanish
Event	Date
Forwarding to SEC, NYSE, LATIBEX and making available to Stockholders (Site) Relating to 1st quarter/2006	05.08.2006
Relating to 2nd quarter/2006	08.07.2006
Relating to 3rd quarter/2006	11.06.2006

Silence Period prior to the Earnings Results Disclosure
Results Disclosure	Date
Annual/2005	02.07.2006 to 02.21.2006
Relating to the 1st quarter/2006	04.23.2006 to 05.07.2006
Relating to the 1st semester/2006	07.23.2006 to 08.06.2006
Relating to the 3rd quarter/2006	10.22.2006 to 11.05.2006

Results Disclosure
Event	Date
Annual/2005	02.22.2006
Relating to the 1st quarter/2006	05.08.2006
Relating to the 1st semester/2006	08.07.2006
Relating to the 3rd quarter/2006	11.06.2006

Public Meeting with Analysts
Event	Date
Holding of Public Meeting with Analysts, open to other interested parties	9.12.2006 (Tuesday) - Fortaleza, CE
9.14.2006 (Thursday) - Brasília, DF
9.19.2006 (Tuesday) - Belo Horizonte, MG
9.21.2006 (Thursday) - Porto Alegre, RS
9.26.2006 (Tuesday) - Rio de Janeiro, RJ
10.9.2006 (Monday) - São Paulo, SP

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Banco Bradesco S.A.

Calendar of Corporate Events - 2006

.4.

Special Stockholders’ Meeting and Annual Stockholders’ Meeting
Event	Date
Submission of the Notice referred to in the Article 133 of the Corporate Law to BOVESPA, CVM, SEC, NYSE and LATIBEX	02.22.2006
Publication of the Notice referred to in the Article 133 of the Corporate Law	February 23rd , 24th and March 2nd , 2006
Sending of Public Call Notice to BOVESPA, CVM, SEC, NYSE and LATIBEX	03.07.2006
Publication of Call Notice	March 8th , 9th and 10th , 2006
Sending of Board of Director’s proposal for the Special Stockholders’ Meeting to BOVESPA, CVM, SEC, NYSE and LATIBEX	03.07.2006
Date of the Special and Annual Stockholders’ Meetings are to be held	03.27.2006
Sending of the main resolutions of the Special and Annual Stockholders’ Meetings to BOVESPA, CVM, SEC, NYSE and LATIBEX	03.27.2006
Sending of the Minutes of the Special and Annual Stockholders’ Meetings to BOVESPA and CVM	04.06.2006

Special Stockholders’ Meeting
Event	Date
Sending of Public Call Notice to BOVESPA, CVM, SEC, NYSE and LATIBEX	09.18.2006
Publication of Call Notice	September 19th , 20nd and 21st , 2006
Sending of Board of Director’s proposal for the Special Stockholders’ Meeting to BOVESPA, CVM, SEC, NYSE and LATIBEX	09.18.2006
Date of the Special Stockholders’ Meeting are to be held	10.05.2006
Sending of the resolution of the Special Stockholders’ Meeting to BOVESPA, CVM, SEC, NYSE and LATIBEX	10.05.2006
Sending of the Minutes of the Special Stockholders’ Meeting to BOVESPA and CVM	10.13.2006

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Banco Bradesco S.A.

Calendar of Corporate Events - 2006

.5.

Special Stockholders’ Meeting
Event	Date
Sending of Public Call Notice to BOVESPA, CVM, SEC, NYSE and LATIBEX	12.11.2006
Publication of Call Notice	December 12nd , 13rd and 14th , 2006
Date of the Special Stockholders' Meeting are to be held	12.28.2006
Sending of the resolution of the Special Stockholders' Meeting to BOVESPA, CVM, SEC, NYSE and LATIBEX	12.28.2006
Sending of the Minutes of the Special Stockholders' Meeting to BOVESPA and CVM	01.08.2007

Board of Directors/Board of Executive Officers’ Meetings
Event	Date
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of dividends, in addition to the Interests on Own Capital relating to the fiscal year 2005 – sending of the information to BOVESPA, CVM, SEC, NYSE and LATIBEX	02.22.2006
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of dividends, in addition to the Interests on Own Capital relating to the fiscal year 2005 – sending of the information to BOVESPA, CVM, SEC, NYSE and LATIBEX	03.06.2006
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of intermediary interest on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	06.16.2006
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of intermediary interest on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	06.30.2006
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of complementary interests on own capital and Dividends - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	09.18.2006
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of complementary interests on own capital and Dividends - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	10.05.2006

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Banco Bradesco S.A.

Calendar of Corporate Events - 2006

.6.

Notices to the Market
Event
Date

Notices to the Market related to the payment of monthly interests on own capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	1.27, 2.24, 3.29, 4.27, 5.26, 6.26, 7.27, 8.25, 9.27, 10.27, 11.24 and 12.28.2006
Record-date for the calculation of monthly interests on own capital	2.1, 3.1, 4.3, 5.2, 6.1, 7.3, 8.1, 9.1, 10.2, 11.1, 12.1.2006 and 1.2.2007
Date for the credit and/or making available, for the stockholders, the monthly interests on own capital	3.1, 4.3, 5.2, 6.1, 7.3, 8.1, 9.1, 10.2, 11.1, 12.1.2006, 1.2 and 2.1.2007

José Luiz Acar Pedro	Domingos Figueiredo de Abreu
Executive Vice President	Managing Director

December 12nd, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13nd, 2006

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Managing Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.